

June 24, 2016

Mail Stop 4720

<u>Via E-mail</u>
John D. Long
Chief Executive Officer
Glen Burnie Bancorp
101 Crain Highway, S.E.
Glen Burnie, MD 21061

     Re: Glen Burnie Bancorp
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed March 10, 2016
               Form 10-Q for the Quarter Ended March 31, 2016
               Filed May 10, 2016
               File No. 000-24047

Dear Mr. Long:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Item 1. Business, page 3</u>

<u>Non-Performing Loans, page 6</u>

1.   We note your disclosure on the bottom of page 7 that as of December 31, 2015, there were $1,017,665 of loans not reflected as part of non-accrual or past due loans where you have known information about the borrower's possible credit problems causing management to have serious doubts as to the ability of the borrowers to comply with the loan repayment terms. Please tell us and disclose in future filings how these loans have been classified in your risk ratings disclosure in Note 4.

Allowance for Credit Losses, page 8

2.   You state that in 2015 you increased your provision for credit losses primarily due to the increases in net charge-offs during the year. Additionally, you state that you utilize a model to calculate the required reserves for potential losses that is based on historical loss factors/ratios and thus when you experience an increase in net charge-offs, the historical loss ratios increase causing additional provisions to be required. Tell us and clarify in future filings why despite the increase in net charge-offs in the Consumer and Indirect loan portfolio from $338,486, in 2013, to $507,904 in 2014, to $773,757 in 2015, the related provision is lower in 2015 relative to any other period ($296,437 in 2015, versus $601,522 in 2014 and $468,559 in 2013). Additionally, we note for the first time in this portfolio segment during the past five years, that net charge-offs are substantially in excess of the provision for loan losses for the year ended December 31, 2015. As part of your response, please clearly indicate whether there have been any methodology changes in how the allowance for loan losses for the Consumer and Indirect loan portfolio is determined or whether there have been any changes in your charge-off policies.

Market Risk Management, page 27

3.   We note the disclosure of your interest rate sensitivity profile for net interest income and the economic value of equity on page 29. Please tell us and expand your disclosure in future filings, as applicable, to disclose the factors why regardless of the level or direction of the interest rate change (increase or decrease of 100 and 200 basis points), your analysis shows a reduction of your net interest income and the economic value of equity.

Item 8. Financial Statements and Supplementary Data, page 33

Note 1. Summary of Significant Accounting Policies, page F-11

Loans and Allowance for Credit Losses, page F-11

4.   We note from your discussion of the allowance for credit losses on page 8 that loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. You also disclose that when you experience an increase in net charge-offs, the historical loss ratios increase causing additional provisions to be required.   Thus, we believe specific policy disclosure regarding loan charge-offs is necessary in understanding your allowance methodology. Accordingly, please tell us and revise your disclosure, by loan portfolio segment, to clarify whether, in addition to your qualitative assessment, you have an established threshold in terms of days past due beyond which you partially or fully charge-off loans. Please refer to the guidance in ASC 310-10-50-11B(b).

Note 4. Loans and Allowance, page F-18

Allowance for Loan Losses, page F-18

5.   You state that the determination for a specific reserve is evaluated relative to the general reserve factor for assets of the same type and grade and that if a specific reserve is appropriate and exceeds the general reserve factor, a specific reserve is to be established. Otherwise, the asset is included in the portfolio of assets that comprise the base upon which the general reserve is calculated. Tell us and enhance your policy to clarify how it reflects the guidance in ASC 310-10-35-35 and ASC 310-10-35-36.

6.   We note your disclosure that as of December 31, 2015, the allowance included an overage of $148,465, and that as of December 31, 2014 and 2013, the allowance included an unallocated shortfall of $53,619 and $120,319, respectively. Your disclosure goes on to state that the shortfalls are well within your policy of 5% tolerance for actual to required reserves, and that you are comfortable with the 2015 overage as you feel the amount is adequate to absorb the inherent potential losses in the portfolio. Please address the following:

- Explain what you mean by "overage" and "shortfalls" in the allowance for loan losses.

- Tell us why you have a policy for leaving these "overages" and "shortfalls" in your allowance methodology instead of just recording your best estimate based on your allowance methodology.

- We note your use of the phrase "adequate to absorb inherent potential losses in the portfolio". This phrase implies that your allowance for loan losses could be overstated and still acceptable given that it is at an "adequate" level to absorb inherent "potential" losses. Please revise your disclosure, to the extent true, to state that you believe the allowance is at the "appropriate" level to absorb inherent "probable" losses in the portfolio.

7.   We note that your nonaccrual Residential Real Estate loans increased from $1.2 million as of December 31, 2014 to $3.2 million as of December 31, 2015. However, we note that the level of your Substandard, Doubtful, and Loss Residential Real Estate loans actually decreased from $2.9 million as of December 31, 2014 to $2.6 million as of December 31, 2015. Please explain in more detail the relationship between nonaccrual loans and Substandard and lower risk weighting categories. In this regard, it isn't clear why you would have $2.9 million of Substandard and lower risk-rated Residential Real Estate loans and only $1.2 million of nonaccrual loans as of December 31, 2014, versus $2.6 million of Substandard and lower risk-weighted Residential Real Estate loans and $3.2 million classified as nonaccrual as of December 31, 2015.

8.   Please provide us with and revise future filings to include a rollforward of nonaccrual loans for each of the periods presented by portfolio segment, including separate disclosure of transfers in, transfers out to accrual status, transfers to other real estate, loans paid down or paid off, and loans charged-off.

Note 9. Income Taxes, page F-28

9.   We note that in 2015, you recognized a current income tax benefit of $382,827. Please refer to ASC 740-10-50-14 and respond to the following:

- Tell us and clarify in future filings the factors driving the current year income tax benefit in light of current year net income.

- Tell us what gave rise to the net operating loss carryforward credit recognized of $373,986.

- Explain how your current deferred taxes of $627,748 reconciles to the change in your net deferred income tax benefits from 2014 to 2015 of $360,624.

Note 17. Fair Value Measurements, page F-38

10.   We note your disclosure that as of December 31, 2015, you have $4.0 million of impaired loans measured at fair value on a non-recurring basis and classified as Level 3 measurements in the fair value hierarchy. You also disclose that you determined the fair value from independent appraisals, which resulted in the need for a $1.1 million specific valuation allowance as of December 31, 2015, which you consider to be based on Level 3 inputs. Please tell us, and revise future filings to disclose, the quantitative information about the significant unobservable inputs used in the fair value measurement as required by ASC 820-10-50-2(bbb).

11.   We note that you determine the fair value of impaired loans from independent appraisals. We also note your disclosure on page 24 of the Form 10-Q for the Quarter Ended March 31, 2016 that as the values of real estate held as collateral securing loans declined, you have continued to provide additional loan loss provisions and experience a higher level of charge-offs. Tell us and revise future filings to address the following:

- How often you obtain updated appraisals for your collateral dependent loans, including if this policy varies by loan class. Please also describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.

- How you consider the potential for outdated appraisal values in your determination of the allowance for credit losses and impairments of impaired loans.

Form 10-Q for the Quarter Ended March 31, 2016

Notes to Condensed Consolidated Financial Statements, page 7

12.   Please tell us why you do not have a Loans and Allowance footnote in your condensed consolidated financial statements, but instead include this information as part of your Management's Discussion and Analysis disclosure included in Item 2. Please tell us how you believe this complies with ASC 270-10-50-1(p).

Note 4. Fair Value, page 11

13.   We note your disclosure on page 11 that you have 26 loans classified as impaired, which include nonaccrual, past due 90 days or more and still accruing and a homogenous pool of indirect loans all considered to be impaired loans which are valued under Level 3 inputs.   Please tell us, and revise future filings to disclose, the quantitative information about the significant unobservable inputs used in the fair value measurement in accordance with ASC 270-10-50-1(k) and 820-10-50-2(bbb).

Item 2. Management's Discussion and Analysis, page 15

Asset Quality, page 17

14.   We note your tabular disclosure of the recorded investment amount and the related allowance for your impaired loans as of March 31, 2016 and December 31, 2015. Please tell us how you are determining the "average recorded investment" amounts for this tabular disclosure. In this regard, we note that as of March 31, 2016, the average recorded investment for impaired loans with specific reserves is $760,000, with the recorded investment balances as of March 31, 2016 and December 31, 2015 of $725,000 and $2,496,000, respectively. Additionally, the average recorded investment for impaired loans with specific reserves as of December 31, 2015 is $2,552,000, with the recorded investment balances as of December 31, 2015 and 2014 of $2,496,000 and $4,685,183, respectively. To the extent that the recorded investment balances are decreasing right after year end, please tell us the factors that are driving this outcome.

Credit Quality Information, page 19

15.   We note your disclosure that you have $1,752,000 loans classified as "Loss" as of March 31, 2016, versus $0 as of December 31, 2015, and only $697,000 as "Doubtful" as of December 31, 2015.   Please respond to the following:

- Tell us the factors that drove such a significant increase in "Loss" loans as of March 31, 2016.

- Given that you define "Loss" loans as of little value, and not warranted as a bankable asset, please tell us why these amounts were not charged-off as of March 31, 2016.

- Tell us the amount of the allowance for loan losses related to these "Loss" loans as of March 31, 2016 and December 31, 2015.

- Tell us whether these are classified as part of your nonaccrual loans. In this regard, we note that you have $1,440,000 loans classified as Residential Real Estate "Loss" loans and only $1,301,000 loans classified as residential real estate nonaccrual loans. To the extent they are not classified as part of nonaccrual, tell us why.

- Tell us whether you have classified these "Loss" loans as part of your impaired loans.

16.	As a related matter, we note that as of March 31, 2016, you have classified $312,000 and $118,000 (collectively $430,000) Consumer and Indirect loans as Loss and Doubtful loans, respectively. We also note that you have classified $1,440,000 Residential Real Estate loans as Loss loans as of March 31, 2016. In each case, these amounts represent substantial increases in the levels of Doubtful and Loss loans compared to the amounts for these categories as of December 31, 2015. However, we note per your disclosure showing the breakout between loans and the related allowance that are individually versus collectively evaluated for impairment that you have not classified all of these balances as individually assessed for impairment. Please tell us why. Furthermore, in light of the definition you have provided for Loss and Doubtful loans on page 19, please tell us why the total allowance levels for either of these two loan categories did not increase since December 31, 2015. In this regard, the total allowance for Consumer and Indirect loans decreased from $804,000 to $784,000 as of March 31, 2016, and the total allowance for Residential Real Estate loans decreased from $1,630,898 to $904,000 as of March 31, 2016. Please advise.

Allowance for Credit Losses, page 20

17.	We note that during the quarter ended March 31, 2016 loans to 28 borrowers and related entities totaling approximately $1,060,000 were determined to be uncollectible and were charged off, compared to $2,175,000 for the year ended December 31, 2015. Please tell us and revise future filings to discuss the drivers in the increases in charge-offs during the first three months of 2016. As part of your response, tell us where these loans had been categorized (i.e. risk weighting, whether on nonaccrual, etc.) as of December 31, 2015.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services